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                                                                       EXHIBIT 9

                                   AGREEMENT

         AGREEMENT, dated as of July 3, 1996 (this "Agreement"), among Donna Karan, whose address is 550 Seventh Avenue, New York, New York 10018 ("Karan"), Stephan Weiss, whose address is 550 Seventh Avenue, New York, New York 10018 ("Weiss"), Tomio Taki, whose address is 205 West 39th Street, New York, New York 10018 ("Taki"), Frank R. Mori, whose address is 205 West 39th Street, New York, New York 10018 ("Mori" and, together with Karan, Weiss, and Taki, the "Stockholders"), and Donna Karan International Inc., a Delaware corporation (the "Company), whose address is 550 Seventh Avenue, New York, New York 10018.

                              W I T N E S S E T H:
                              --------------------

           WHEREAS, each of Karan and Weiss owns nine shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of the Company, and each of Taki and Mori owns one share of Class B Common Stock, par value $.01 per share ("Class B Common Stock"), of the Company; and

           WHEREAS, the Company proposes to offer publicly shares of its common stock, par value $.01 per share ("Common Stock"); and

           WHEREAS, the parties hereto wish to provide for an agreement relating to the voting by Karan and Weiss of their shares of Class A Common Stock and by Taki and Maori of their
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shares of Class B Common Stock following the issuance of the Common Stock;

           NOW, THEREFORE, the parties hereto agree as follows:

           Section 1.  Voting Agreement.  If a matter is presented to the
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holders of Class A Common Stock, Class B Common Stock, and Common Stock, and the
Class A Common Stock or the Class B Common stock is entitled to vote separately as a class with respect to such matter, then each of the Stockholders agrees to vote his or her shares of Class A Common Stock or Class B Common Stock (as the case may be) as nearly as possible in the same manner as the holders of a majority of the shares of Common Stock vote their shares with respect to such matter.

         Section 2.  Restrictions on Transfer.  None of the Stockholders shall
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pledge, hypothecate, give, sell, grant an option on, or otherwise transfer
(other than pursuant to a merger or consolidation of the Company with another entity) any shares of Class A Common Stock or Class B Common Stock or assign any of his or her rights or delegate any of his or her duties hereunder unless, at or prior to the effective time thereof, the transferee or assignee or potential transferee or assignee shall agree in writing to be bound by the terms hereof.

         Section 3.  Legend on Certificates.  The following legend shall be
                     ----------------------
noted conspicuously on all certificates representing the shares of Class A
Common Stock or Class B Common
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Stock now outstanding or hereafter issued which are subject to the terms of this
Agreement:

               "The shares of stock represented by this certificate are subject to restrictions on transfers and voting, as provided in an agreement, dated July 3, 1996, among the Company and certain of its stockholders, a copy of which is on file with the Secretary of the Company."

The Stockholders hereby agree to return their certificates evidencing shares of Class A Common Stock or Class B Common Stock (as the case may be), so that such legend may be placed thereon.

         Section 4.  Further Action.  At any time and from time to time, each of
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the Stockholders and the Company agrees to take such actions and to execute and deliver such documents as may be reasonably necessary to effectuate the purposes of this Agreement.

         Section 5.   Modification.  This Agreement sets forth the entire
                      ------------
understanding of the parties hereto with respect to the subject matter hereof, supersedes all existing agreements among them concerning such subject matter, and may be modified only by a written instrument duly executed by each party.

         Section 6. Notices.  All notices and other communications given or made
                    -------
pursuant hereto shall be deemed to have been given or made if in writing and delivered personally, sent by registered or certified mail (postage prepaid, return receipt requested) to the parties at the addresses set forth in
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the preamble hereof or to such other persons or at such other addresses as shall be furnished by any party by like notice to the other, and such notice or communication shall be deemed to have been given or made as of the date so delivered or mailed.

         Section 7.   Waiver.  Any waiver by any party of a breach of any
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provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. Any waiver must be in writing.

         Section 8.  Binding Effect.  The provisions of this Agreement shall be
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binding upon and inure to the benefit of the Company and its successors and assigns. No Stockholder may sell, assign, transfer, or otherwise convey any of his or her rights or duties under this Agreement, except pursuant to Section 2 hereof. The provisions of this Agreement shall be binding upon and inure to the benefit of the Stockholders and their respective permitted transferees, assigns, heirs, and personal representatives.

         Section 9.   Jurisdiction.  Each party hereto irrevocably consents to
                      ------------
the jurisdiction of the courts of the State of New York located in New York City and the United States District Court for the Southern District of New York in
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connection with any action or proceeding arising out of or relating to this
Agreement.

         Section 10.  Headings.  The headings in this Agreement are solely for
                      --------
convenience of reference and shall be given no effect in the construction or interpretation of this Agreement.

         Section 11.  Counter-parts.  This Agreement may be executed in any
                      -------------
number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         Section 12.  Governing Law.  This Agreement shall be governed by and
                      -------------
construed in accordance with the laws of the State of New York without giving effect to its conflict of laws principles.

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         IN WITNESS WHEREOF, the undersigned have set their names as of the date first set forth above.

______________________________      _____________________________
DONNA KARAN                         TOMIO TAKE


______________________________      _____________________________
STEPHAN WEISS                       FRANK R. MAORI



                         DONNA KARAN INTERNATIONAL INC.

                         By  ______________________________
                             Name:
                             Title: